UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of Spetember, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

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Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Colombian Government Issues Decree Approving Program for the Divestment of Ecopetrol S.A.’s Equity Interest in Interconexión Eléctrica S.A. E.S.P.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that the Government of Colombia issued Decree 1800 of September 9, 2015 approving the program for the divestment of Ecopetrol S.A.’s equity interest in Interconexión Eléctrica S.A. E.S.P. (the “Divestment Program”).

The Divestment Program will be carried out pursuant to the provisions of Law 226 of 1995, Decree 1800 of September 9, 2015 and the documents governing the offering, which will be duly disclosed to the market in accordance with the applicable guidelines.

Ecopetrol’s equity interest in Interconexión Eléctrica S.A. E.S.P. totals fifty eight million, nine hundred twenty-five thousand, four hundred eighty (58,925,480) common shares (equivalent to 5.32% of the total subscribed and paid-in shares).

As stipulated in Decree 1800 of September 9, 2015, the applicable price per share, during the first stage of the Divestment Program, which will be limited to certain special condition offerees described in Articles 3 of Law 226 of 1995 and 16 of Law 789 of 2002, will be COP$7,979 per share.

The proceeds of the Divestment Program will be used for Ecopetrol S.A.’s general corporate purposes, including the financing of its investment plan.

The full text of Decree 1800 of September 9, 2015 can be viewed on the following link: http://wp.presidencia.gov.co/sitios/normativa/decretos/2015/Paginas/septiembre.aspx

Bogota, September 9, 2015

Ecopetrol is the largest company in Colombia and is an integrated oil and gas company; it is among the top 40 oil companies in the world and among the top four oil companies in Latin America. Besides Colombia – where it generates over 60% of the national production – it has exploration and production activities in Brazil, Peru, and the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia, most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil and gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations (a)

Lina Maria Contreras

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Maria Fernanda Suarez
	Name:	Maria Fernanda Suarez
	Title:	Chief Financial Officer

Date: September 9, 2015